October 6, 2021 VIA EDGAR United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street NE

Washington, D.C. 20549

Attn:	William Schroeder
Ben Phippen
Jessica Livingston
Nolan McWilliams

Re:	VPC Impact Acquisition Holdings III, Inc.
Draft Registration Statement on Form S-4
Submitted August 2, 2021
CIK No. 0001841408

Ladies and Gentlemen:

On behalf of our client, VPC Impact Acquisition Holdings III, Inc., a Delaware corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced draft registration statement on Form S-4 submitted on August 2, 2021 (the “DRS”), contained in the Staff’s letter dated August 27, 2021 (the “Comment Letter”).

The Company has publicly filed via EDGAR its registration statement on Form S-4 (the “Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Registration Statement.

Draft Registration Statement submitted August 2, 2021

Questions and Answers about the Business Combination, page 1

1.	Please add a new Q&A discussing the material U.S. federal income tax consequences of the Mergers and the associated opinion of White & Case LLP.

Response: In response to the Staff’s comment, the Company has included a new Q&A stating that the holders of VPCC Class A Common Stock will incur no U.S. federal income tax consequences as a result of the Mergers. We respectfully advise the Staff that we have removed all references to an opinion related to material federal income tax consequences related to the Mergers, including deletion of Exhibit 8.1 from the Exhibit Index.

United States Securities and Exchange Commission

October 6, 2021

Summary of the Proxy Statement/Prospectus

The Parties to the Business Combination, page 16

2.	Please balance the disclosure in your summary by prominently disclosing Dave’s limited operating history, accumulated deficit, history of losses and expectation of future losses.

Response: The Company has revised its disclosure on page 18 of the Registration Statement to address the Staff’s comment.

The Business Combination and the Merger Agreement, page 17

3.

Please revise these diagrams to clearly identify ownership percentages of the different security holder groups, including the Founder Holders, VPCC public shareholders, the Dave Interest Holders, and the PIPE investors under both no and maximum redemption scenarios.

Response: In response to the Staff’s comment, the Company has revised the Combined Company ownership diagrams on pages 19 and 20 of the Registration Statement to identify the ownership percentages of the different security holder groups under both no and maximum redemption scenarios.

Interests of Certain Persons in the Business Combination, page 26

4.	Please summarize and quantify as practicable each category of interests of insiders in the Business Combination including any related out-of-pocket expenses to be reimbursed.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 11, 73 and 152 of the Registration Statement. The Company also advises the Staff that out-of-pocket expenses to be reimbursed, if any, are not material.

Risk Factors

Risks Related to Dave’s Business and Industry

Cyberattacks and other security breaches or disruptions suffered by us . . . , page 50

5.

We note that your risk factor references security breaches in May and June 2020. Please revise to clarify whether you have experienced any material adverse impact to your business as a result of such incidents. If so, please also quantify the amount by which such incidents have increased your costs and expenses.

Response: The Company respectfully advises the Staff that, as a result of the noted security breaches, Dave did not experience any material adverse impact to its business or operation and any costs and expenses relating to such security breaches were not material to Dave. The disclosure on page 53 of the Registration Statement has been revised accordingly.

United States Securities and Exchange Commission

October 6, 2021

Risks Related to the Business Combination and VPCC

Since the Sponsor and the members of VPCC’s management team have interests that are different . . . , page 69

6.

Please revise to highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Response: The Company has revised pages 10, 73 and 152 of the Registration Statement to address the Staff’s comment.

The Business Combination and the Merger Agreement

Background to the Business Combination, page 135

7.

Please clarify your disclosure about the persons involved in negotiations. For example, where the disclosure refers to “certain members of VPCC’s management team” and “VPCC’s management team,” clarify which individuals were present for the meeting.

Response: In response to the Staff’s comment, the Company has revised the section entitled “Background to Business Combination” to disclose, where applicable, the persons involved in negotiations.

VPCC’s Board of Directors’ Reasons for the Approval of the Business Combination, page 142

8.

The factors you list appear conclusory in nature or generically stated. Please revise each factor to provide insight into and context for how the factor supports the board’s recommendation. For example, disclose what in the prospective financial information of Dave, in the due diligence and in the financial and operating metrics specifically supported the recommendation. Also, ensure that you address all material factors, positive and negative and revise as appropriate.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 144-148 of the Registration Statement to provide additional insight into the VPCC Board’s reasons for the approval of the Business Combination.

9.	Please disclose whether and how the board took into account the consideration to be paid for the target company in the transaction in recommending the transaction and, if not, why not.

Response: In response to the Staff’s comment, the Company has revised page 147 of the Registration Statement to disclose how the VPCC Board took into account the consideration to be paid for Dave in the Business Combination in recommending the transaction.

Certain Forecasted Financial Information for Dave, page 150

10.

We note the language in the second paragraph of this section that shareholders “are cautioned not to rely on the projections in making a decision regarding the Business Combination.” You may not disclaim a shareholder’s reliance on the disclosure in the filing. Please revise accordingly.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 153 of the Registration Statement to remove the referenced statement.

United States Securities and Exchange Commission

October 6, 2021

Projected Financial Metrics, page 151

11.

We note that you provide financial forecasts for certain non-GAAP financial measures including Adjusted EBITDA and Adjusted EBITDA pre-Marketing. Please revise to include reconciliations to the most directly comparable GAAP measure or explain to us why you believe reconciliations are not required. Refer to Item 10(e)(1)(i) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company disclosed Dave projections, including Adjusted EBITDA and Adjusted EBITDA pre-Marketing forecasts, because they were provided to the VPCC Board in connection with the VPCC Board’s evaluation of the potential business combination transaction with Dave. In accordance with established Staff guidance, the Company relied on Question 101.02 of the SEC Compliance & Disclosure Interpretations (“C&DI”) on Non-GAAP Financial Measures, which provides that financial measures included in forecasts provided to a board of directors in connection with a business combination transaction are excluded from the definition of non-GAAP financial measures and are not subject to Section 10(e) of Regulation S-K and Regulation G, and therefore no reconciliation is required. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non-GAAP financial measures is included.

Material United States Federal Income Tax Considerations, page 156

12.

We note this discussion is limited to the tax consequences of the redemption to existing VPCC Class A Common Stock securityholders. Revise to clearly discuss, and provide an opinion that covers, the material U.S. federal income tax consequences of the Mergers. State clearly whether the revised tax disclosure is intended to constitute such opinion or whether you will be providing a separate long form tax opinion. For guidance, please refer to Staff Legal Bulletin No. 19.

Response: As discussed in our response to Comment No. 1 above, the Company has revised its disclosure on pages 13 and 159-165 of the Registration Statement to state that the holders of VPCC Class A Common Stock will incur no U.S. federal income tax consequences as a result of the Mergers. Since the Merger will not have the effect for which an opinion of counsel with respect to the material U.S. federal income tax consequences would be required to be filed, we have removed all references to an opinion of counsel, including Exhibit 8.1 from the Exhibit Index. In this regard, we note Section III.A.2 of Staff Legal Bulletin No. 19 (CF) dated October 14, 2011.

Information About Dave

Company Overview, page 197

13.	Please substantiate these statements:

United States Securities and Exchange Commission

October 6, 2021

•	“[t]he legacy financial system has been unable to deliver access to reasonably priced products for the tens of millions of Americans who need it most”;

•	legacy financial services incumbents have “bloated cost structures related to antiquated technology and expensive branch network”; and

•	“[l]egacy financial institutions and new challengers commonly require an onerous banking relationship and weeks of wait times to access their features and services.”

Response: The Company respectfully informs the Staff that it has revised the statements in the second and third bullets and provided attribution for these revised statements. The Company further respectfully advises the Staff that through information gathered by Dave from its customers, Dave is able to observe that, on average, its Members pay between $300 to $400 in overdraft, maintenance and other fees to their existing bank for basic checking services. Dave believes these fees are indicative of fees that are paid by customers at large of legacy financial institutions. Accordingly, the Company has revised its disclosure on page 203 of the Registration Statement to indicate that the basis for the statement covered in the first bullet is based on Dave’s observation and analysis of data gathered from its Members.

14.

Please substantiate your statement that you have “inexpensive Member acquisition and best-in-class user satisfaction” and clarify by what metrics you are measuring acquisition cost and this industry position.

Response: The Company respectfully informs the Staff that this sentence on page 203 of the Registration Statement has been revised to read as follows:

“This flexible approach to Member choice and speed to value has been a key driver of our growth and best-in-class brand favorability. According to Dave’s market research, 73% rated Dave in the two highest favorable categories compared to other bank innovators.”

Generating a virtual “flywheel”, page 199

15.	Please substantiate the statement that the cost of Member acquisition is 90% lower than other banking innovators.

Response: The Company respectfully informs the Staff that it has revised its disclosure on page 205 of the Registration Statement to remove this statement.

16.

You state that “Dave enjoys the highest user impression among competing brands—73% favorable—with other bank innovators at 45-50% based on third party surveys.” Please identify the third party surveys and tell us whether you commissioned this research for use in connection with this offering. If so, please file the third party’s consent as an exhibit or tell us why this is not required by Section 7 of the Securities Act and Rule 436.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the disclosure on page 205 of the Registration Statement has been revised to indicate that the above-referenced statement is based on Dave’s market research and accordingly has removed references to a third party survey.

United States Securities and Exchange Commission

October 6, 2021

Overdraft Protection: “ExtraCash”, page 200

17.

We note your disclosure that the timing of repayment of the advance is determined when the advance is made and is based on when the Member will receive his or her next paycheck. Please expand this disclosure to describe the typical contractual loan repayment terms of your ExtraCash advance product and to better describe the relationship between the timing of repayment and a Members next paycheck. In addition, please include an enhanced discussion of the collection process and the percentage of customers that paid in full on or before their due date for each period presented.

Response: In response to the Staff’s comment, the Company has expanded the disclosure on page 206 of the Registration Statement to describe the typical contractual advance repayment terms of Dave’s ExtraCash advance product to better discuss the relationship between the timing of repayment and a Dave Member’s next paycheck and to include an enhanced discussion of the collection process and repayments.

18.	Please revise your disclosure to address whether there is a limit to the number of advances a Member can obtain and whether a Member can have more than one advance outstanding at a time.

Response: In response to the Staff’s comment, the Company has expanded the disclosure on page 206 to disclose that a member is limited to one advance per pay period and can have only one advance outstanding at a time.

19.

Please disclose the fee or range of fees to expedite an ExtraCash request, the percentage of Members who expedite rather than use the free product delivered in two to five days, and the maximum and average length of time you provide this ExtraCash before reimbursement is due or collected.

Response: In response to the Staff’s comment, the Company has expanded the disclosure on page 206 to disclose the range of fees to expedite an ExtraCash request and the maximum and typical length of time an ExtraCash advance is outstanding before reimbursement is due or collected. The Company respectfully advises the Staff that the percentage of Members who pay an expedite fee in connection with an ExtraCash request is not material to an understanding of Dave’s business as Dave does not separate out such fees from other advance-related revenue for purposes of evaluating its results. For each advance, all related receivables, regardless of whether they consist of advance principal, pledged tips, pledged expedite fees and processing fees, are bucketed together as a single amount to be collected from the Member on the repayment date. As receivables relating to expedite fees are not separately tracked and analyzed under Dave’s business model, the Company respectfully submits that information relating to the percentage of Members request expedited advances is not relevant to an investor’s understanding of Dave’s business.

Our Business Model, page 201

20.

We note your disclosure that you originate ExtraCash advances directly and service all the advances that you originate. We also note your disclosure that advances are originated at Dave and sold to Dave OD Funding for servicing. Lastly, we note your disclosure on page F-43 that Dave OD Funding wasn’t formed until December 9, 2020 and had no activity during fiscal year 2020. Please reconcile these disclosures which appear inconsistent in describing the servicing of ExtraCash advances.

United States Securities and Exchange Commission

October 6, 2021

Response: The Company respectfully informs the Staff that while on page 208 under the section titled “Our Business Model,” it states that “Advances are originated at Dave and transferred to Dave OD Funding for servicing,” this did not start until the commencement of the credit facility on January 27, 2021. Dave OD Funding was established on December 9, 2020, in preparation for the credit facility. The Company has enhanced its disclosure on page 208 to ensure clarity on this point.

21.	Please file the agreements with each of Evolve and Galileo as exhibits to the registration statement or tell us why this is not required by Item 601(b)(10) of Regulation S-K.

Response:

The Company respectfully advises the Staff that the Company does not believe that either the agreements with Evolve Bank & Trust (“Evolve”) or the agreement with Galileo are a material contract required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Evolve

Dave’s partnership with Evolve allows it to provide deposit accounts and debit cards while complying with various federal, state, and other laws. Evolve also sponsors access to debit networks and ACH for payment transactions, funding transactions and associated settlement of funds. These are not unique banking services and there are number of third-party banks which provide these services. Each of Dave’s two agreements with Evolve is only for an initial two-year term ending on July 13, 2022, which automatically renews for successive one-year periods unless either party provides written notice of non-renewal, which may be provided without cause to the other party at least 180 days prior to the end of any such term.

Pursuant to Item 601(b)(10)(ii)(B), if a contract is of a sort that ordinarily accompanies the kind of business conducted by Dave, it is deemed to be an ordinary course agreement and need not be filed unless it is a “contract upon which the registrant’s business is substantially dependent.” Examples of substantial dependence include any contract “to purchase the major part of registrant’s requirements of goods, services or raw materials or any… license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.” Dave’s business is not substantially dependent on the Evolve agreements as the expenses accrued in connection with the Evolve agreements are not material and Dave can seek services from alternate service providers in the industry. Dave reported expenses of $0.1 million pursuant to the Evolve agreements, which it entered into in July 2020, for the fiscal year ended December 31, 2020. This amount was less than 1% of Dave’s total operating expenses for that year. Because the Evolve agreements were entered into in the ordinary course of Dave’s business, neither is material in amount or significance, and Dave is not substantially dependent on the Evolve agreements, the Company does not believe it is required to disclose the terms of the Evolve agreements in the Registration Statement or file the Evolve agreements as an exhibit pursuant to Item 601(b)(10). The Company has, however, disclosed the material terms of the Evolve agreements in the Registration Statement in order to give additional context and information to the reader regarding Dave’s business and operations.

United States Securities and Exchange Commission

October 6, 2021

Galileo

Dave’s partnership with Galileo allows it to provide payment processing services, in which Galileo has agreed to process all of our transactions for Dave’s Dave Banking accounts and debit cards, and to handle corresponding payments and adjustments. Galileo also maintains cardholder information, implements certain fraud control processes and procedures, and provides related services in connection with the Dave Banking accounts and debit cards. Dave pays the greater of actual fees or the minimum monthly fee for these services. Following the initial four-year term, the service agreement renews for successive one-year periods unless either party provides written notice of non-renewal, which may be provided without cause, to the other party at least four months prior to the end of any such term.

Pursuant to Item 601(b)(10)(ii)(B), if a contract is of a sort that ordinarily accompanies the kind of business conducted by Dave, it is deemed to be an ordinary course agreement and need not be filed unless it is a “contract upon which the registrant’s business is substantially dependent.” Examples of substantial dependence include any contract “to purchase the major part of registrant’s requirements of goods, services or raw materials or any… license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.” Dave’s business is not substantially dependent on the Galileo agreement as the expenses accrued in connection with the Galileo agreement are not material and Dave can seek services from alternate service providers in the industry. Dave reported expenses of $0.8 million and $0 million pursuant to the Galileo agreement for the fiscal years ended December 31, 2020 and 2019, respectively. The amount for 2020 was less than 1% of Dave’s total operating expenses for such year. Because the Galileo agreement was entered into in the ordinary course of Dave’s business, it is not material in amount or significance, and Dave is not substantially dependent on the Galileo agreement, the Company does not believe it is required to disclose the terms of the Galileo agreement in the Registration Statement or file the Galileo agreement as an exhibit pursuant to Item 601(b)(10). The Company has, however, disclosed the material terms of the Galileo agreement in the Registration Statement in order to give additional context and information to the reader regarding Dave’s business and operations.

Operating revenues, page 218

22.

Please revise the operating revenues tables on pages 216 and 218 to breakout service revenue by subscriptions charged to Members, optional tips, optional express processing fees, lead generation fees from the Side Hustle advertising partners, and fees earned related to the Rewards Product for Members who make debit card spending transactions at participating merchants. In addition, please revise your discussion of results of operations to discuss the changes for the periods presented, and any related trends, for each of these revenue streams.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has reviewed ASC 606-10-55-90 and has determined that its financial presentation of revenues on an aggregated basis is consistent with the guidance under this accounting standard. Dave does not manage its cash advance service according to components of revenue from this service and therefore disaggregating

United States Securities and Exchange Commission

October 6, 2021

revenue into these components is not relevant for the purpose of understanding Dave’s business. Subscription revenue from Insights, and tips and expedited fees from ExtraCash are complementary products that work in concert with one another. Moreover, revenue from Side Hustle and Rewards Product is immaterial to total revenue. All receivables, regardless of whether they consist of advance principal, pledged tips and pledged express fees, are bucketed together as a single amount to be collected from the Member on the repayment date. Dave monitors performance of total receivables owed (aggregated together) by a Member versus total receivables paid, which is reflected in Dave’s reserve methodology.

23.	Please revise your discussion to provide the following information as it relates to Member Advances for each period presented:

•	the percentage of customers receiving an advance that chose to pay a fee to expedite the advance;

•	a description of how the expedited transfer fee is determined;

•	the weighted average fee paid to expedite these advances;

•	the percentage of customers that chose to leave a tip; and

•	the weighted average amount of tip.

Response: The Company respectfully advises the Staff that Dave’s business model is structured in a manner in which expedite fees and tips are not separately broken out in determining the receivable related to a particular advance. For each advance, all related receivables, regardless of whether they consist of advance principal, pledged tips, pledged expedite fees and processing fees, are bucketed together as a single amount to be collected from the Member on the repayment date. Dave monitors performance of total receivables owed (aggregated together) by a Member versus total receivables paid, which is reflected in Dave’s reserve methodology. As expedite fees and tips are not separately analyzed under Dave’s business model, the Company respectfully submits that information regarding payment of expedite fees, weighted average expedite fees, percentage of customers who leave a tip, and the weighted average amount of tips is not material to an investor’s understanding of Dave’s business. With respect to how the expedite fee is determined, the Company respectfully advises the Staff that the Registration Statement on page 206 has been revised to indicate that the amount of transfer fees (ranging from $1.99 to $5.99) is determined by the size of the advance.

Operating Expenses, page 219

24.

We note your disclosure that the increase in provision for unrecoverable advances was primarily attributable to the aging of receivables and default volume associated with the increase in advance volume. Please enhance this disclosure to provide the volume of advances for each period presented accompanied by the relevant aging and default data so a reader can better understand the relationship between these factors and the provision. In preparing your revised disclosures, consider the need to disaggregate this information by type of Member advance (i.e., non-recourse cash advances, tips and processing fees).

United States Securities and Exchange Commission

October 6, 2021

Response: The Company acknowledges the Staff’s comment and respectfully informs the Staff that it has enhanced the disclosures in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Dave” (“MD&A”) to include total advance volume for each period presented on pages 222 and 225 and has also provided additional context for the reader around the reason for the increase year over year. Additionally, the Company respectfully advises the Staff that included in Note 5 (Member Cash Advances, Net) of Dave’s audited financial statements for the years ended December 31, 2020 and 2019 on page F-65 and in Note 3 of Dave’s unaudited condensed consolidated financial statements for the six months ended June 30, 2021 on page F-33 are tables of outstanding balances by period (relevant aging) as well as tables of allowances for unrecoverable advances at December 31, 2020 and 2019 and June 30, 2021 and 2020. The tables of outstanding balances by period show the notable increase in outstanding accounts receivable as of each period end. The Company and Dave believe that if read in conjunction with Dave’s MD&A and Note 3, Allowance for Unrecoverable Advances, included within Dave’s audited financial statements, the reader would gain a better understanding of the relationship between Dave’s advance volume, the aging of advance receivables, and the provision for unrecoverable advances.

The Company supplementally advises the Staff that the Registration Statement on Form S-4 filed concurrently contains restated financial statements of Dave for the fiscal years ended December 31, 2020 and 2019 (collectively, the “Restated Financial Statements”). As disclosed in Note 2 to the Restated Financial Statements, the restatement was necessary due to errors identified in Member advances, net of the allowance for unrecoverable advances, which resulted in the overstatement of Member advances, net of allowance for unrecoverable advances, and the understatement of the provision for unrecoverable advances. As also disclosed in Note 2 to the Restated Financial Statements, in addition to the adjustments made to correct Member advances, net of allowance for unrecoverable advances, and the provision for unrecoverable advances, Dave also made related adjustments to Prepaid income taxes, Income taxes payable, Other non-current liabilities and Provision for income taxes. The adjustments did not affect operating revenues or total cash flows from operating activities, financing activities or investing activities for any period presented.

25.

Please revise your disclosure here, or elsewhere in MD&A, to provide a tabular roll-forward of Member advances for each period presented depicting advances, repayments, charge-offs, etc. In addition, please revise your discussion to describe the underlying reasons for any significant changes between periods and any related trends that are likely to impact operations going forward. In preparing your revised disclosures, consider the need to disaggregate this information by type of Member advance (i.e., non-recourse cash advances, tips and processing fees).

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 218 to include total advance volume for each period disclosed and has also provided additional context around the increase year over year. The increase in Member advances receivable is primarily driven by revenue, offset by advance receivables collected during the period and the change in the provision for unrecoverable advances. Included in Note 5 of Dave’s audited financial statements for the years ended December 31, 2020 and 2019 on page F-65 and in Note 3 of Dave’s unaudited condensed consolidated financial statements for the six months ended June 30, 2021 on page F-33 are tables of outstanding balances by period (relevant

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October 6, 2021

aging) as well as tables of allowances for unrecoverable advances at December 31, 2020 and 2019 and June 30, 2021 and 2020. The Company respectfully submits that if read in conjunction with Dave’s MD&A and related audited financial statements, this would give the reader of a better understanding of the increase in advances receivable (driven primarily by revenue), with the difference attributable to advance collections during each period. The Company does not believe that a tabular roll-forward of Dave’s revenue categories, such as tips and processing fees, is information that would be material or relevant for the evaluation and understanding of Dave’s business.

26.

We note your disclosure that the increase in processing and servicing fees was primarily attributable to the increase in advance and subscription volume year over year. In order to better understand this relationship, please quantify the advance and subscription volume for each period presented. In addition, please revise your discussion to describe the underlying reasons for any significant changes between periods and any noteworthy trends.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 225 to quantify the advance volume for the periods presented and to explain that the increase in Dave’s processing and servicing fees year over year was primarily attributable to the increase in advance volume, which was offset by volume associated discounts and cost savings due to price reductions from Dave’s processors. There are no processing and servicing fees associated with subscriptions, and accordingly, the reference to subscription volume has been removed.

2020 Bonuses, page 252

27.

We note that you use “Non-GAAP” in your description of Revenue and Gross Margin metrics in the table on page 252. Please revise to disclose how those amounts are calculated from your audited financial statements. Refer to Instruction 5 to Item 402(b) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and notes that the Company is currently qualifies as a smaller reporting company and therefore is not subject to the reporting requirements of Instruction 5 to Item 402(b) by virtue of Item 402(l) of Regulation S-K. Nevertheless, the Company has updated the disclosure to describe in footnotes to the table on page 259 how non-GAAP revenue and non-GAAP gross margin are derived to enhance investors’ understanding of the bonuses granted in 2020.

Description of Securities, page 258

28.	Please disclose here your exclusive forum and federal forum provisions including scope, risks and whether these provisions apply to actions arising under the Securities Act or Exchange Act.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 267 and 268 of the Registration Statement to disclose the scope and risks of the exclusive forum and federal forum provisions. The disclosure has also been revised to clarify that the exclusive forum and federal forum provisions do not apply to actions arising under the Exchange Act and the federal forum provision applies to actions arising under the Securities Act.

United States Securities and Exchange Commission

October 6, 2021

Financial Statements of Dave, Inc.

Notes to Financial Statements

Note 2 Significant Accounting Policies

Revenue Recognition, page F-44

29.

We note your disclosure on page F-44 that service based revenue, net primarily consists of tips, express processing fees, and subscriptions charged to Members, net of certain processor-related costs. We also note your disclosure on page F-45, which states that all processing and service fees are expensed as incurred. Please revise your disclosure to explain the difference between the processor related costs that are netted against revenue versus those that are expensed as incurred.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages F-23 and F-52 accordingly. Additionally, the Company respectfully informs the Staff that Dave has enhanced its disclosure on pages F-53 to include the fact that processor fees related to advance disbursements to its Members are recorded against revenue in accordance with the relevant accounting guidance. Processor fees related to advance collections from its Members are expensed as incurred.

Note 4 Member Cash Advances, Net, page F-55

30.

Please enhance your disclosure here, or in MD&A, to include a detail of gross Member cash advances disaggregated by outstanding non-recourse cash advances, tips and processing fees and reconcile this amount to Member cash advances, net.

Response: The Company respectfully advises the Staff that as set forth in its response to Comment No. 23 above, Dave does not manage its cash advance service according to components of revenue from this service; rather, for each Advance, all related receivables, regardless of whether they consist of advance principal, pledged tips, pledged expedite fees and processing fees, are bucketed together as a single amount to be collected from the Member on the repayment date. As receivables relating to tips and processing fees are not separately tracked and analyzed under Dave’s business model, the Company respectfully submits that disaggregating such information is not relevant to an investor’s understanding of Dave’s business.

* * *

Please do not hesitate to contact Era Anagnosti at (202) 637-6274 of White & Case LLP with any questions or comments regarding this letter.

United States Securities and Exchange Commission

October 6, 2021

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc: Scott R. Zemnick, VPC Impact Acquisition Holdings III, Inc.